Exhibit 99.1

X Financial Reports Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

SHENZHEN, China, March 18, 2019 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights

•                      Net revenue in the fourth quarter of 2018 increased by 18.3% to RMB862.9 million (US$125.5 million) from RMB729.2 million in the same period of 2017.

•                      Income from operations in the fourth quarter of 2018 increased by 20.9% to RMB287.8 million (US$41.9 million) from RMB238.1 million in the same period of 2017.

•                      Net income attributable to the Company in the fourth quarter of 2018 increased by 52.7% to RMB241.9 million (US$35.2 million) from RMB158.5 million in the same period of 2017.

•                      Non-GAAP net income1 in the fourth quarter of 2018 increased by 45.1% to RMB280.4 million (US$40.8 million) from RMB193.3 million in the same period of 2017.

•                      Basic and diluted earnings per American depositary share (“ADS”) 2 in the fourth quarter of 2018 were RMB1.60 (US$0.24) and RMB1.50 (US$0.22), respectively, compared with RMB1.14 and RMB1.06, respectively, in the same period of 2017.

•                      Non-GAAP basic and diluted earnings per ADS in the fourth quarter of 2018 were RMB1.84 (US$0.26) and RMB1.74 (US$0.26), respectively, compared with RMB1.38 and RMB1.30, respectively, in the same period of 2017.

Fourth Quarter 2018 Operational Highlights

•                      Total loan facilitation amount3 in the fourth quarter of 2018 was RMB9,474 million, representing an increase of 4.2% from RMB9,088 million in the same period of 2017, and an increase of 25.3% from RMB7,560 million in the third quarter of 2018.

•                      The loan facilitation of Xiaoying Card Loan in the fourth quarter of 2018 was RMB6,457 million, representing an increase of 23.1% from RMB5,245 million in the same period of 2017, and an increase of 12.9% from RMB5,720 million in the third quarter of 2018. Xiaoying Card Loan accounted for 68.2% of the Company’s overall total loan facilitation, compared with 57.7% in the same period of 2017.

1  Non-GAAP net income is a non-GAAP financial measure. It represents net income before share-based compensation expenses. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2  Each American depositary share (“ADS”), represents two Class A ordinary shares.

3  Represents the total amount of loans X Financial facilitated during the relevant period.

•                      Total outstanding loan balance4 as of December 31, 2018 was RMB20,849 million, compared with RMB18,279 million as of December 31, 2017 and RMB20,789 million as of September 30, 2018.

•                      Total number of loans facilitated5 in the fourth quarter of 2018 was 1,295,541, representing an increase of 12.8% from 1,148,363 in the same period of 2017, and an increase of 60.8% from 805,841 for the third quarter of 2018.

•                      Average loan amount per transaction6 in the fourth quarter of 2018 was RMB7,312, representing a decrease of 7.6% from RMB7,914 in the same period of 2017, and a decrease of 22.1% from RMB9,382 for the third quarter of 2018.

•                      The delinquency rates for all outstanding loans that are past due for 31-90 days and 91—180 days as of December 31, 2018 were 3.54% and 5.28%, respectively, compared with 3.51% and 3.36%, respectively, as of September 30, 2018, and 1.47% and 1.35%, respectively, as of December 31, 2017.

•                      Number of active individual investors7 in the fourth quarter of 2018 was 110,973, representing a decrease of 5.5% from 117,429 in the same period of 2017, and a decrease of 8.9% from 121,757 in the third quarter of 2018.

•                      The cumulative number of active individual investors as of December 31, 2018 was 454,117, compared with 273,343 as of December 31, 2017, and 424,616, as of September 30, 2018.

Fiscal Year 2018 Financial Highlights

•                      Net revenue increased by 98.1% to RMB3,540.6 million (US$515.0 million) from RMB1,786.9 million in 2017.

•                      Income from operations increased by 154.2% to RMB1,275.2 million (US$185.5 million) from RMB501.7 million in 2017.

•                      Net income attributable to the Company increased by 159.5% to RMB883.1 million (US$128.4 million) from RMB340.3 million in 2017.

•                      Non-GAAP net income increased by 155.1% to RMB1,054.9 million (US$153.4 million) from RMB413.5 million in 2017.

•                      Basic and diluted earnings per American depositary share (“ADS”) were RMB6.16 (US$0.90) and RMB5.82 (US$0.84), respectively, compared with RMB2.60 and RMB2.44, respectively, in 2017.

•                      Non-GAAP basic and diluted earnings per ADS were RMB7.36 (US$1.08) and RMB6.94 (US$1.00), respectively, compared with RMB3.18 and RMB2.96, respectively, in 2017.

Fiscal Year 2018 Operational Highlights

•                      Total loan facilitation amount was RMB36,913 million, representing an increase of 7.3% from RMB34,400 million in 2017.

4  Represents the total amount of loans outstanding for loans X Financial facilitated at the end of the relevant period. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral. X Financial does not charge off the loans delinquent for more 180 days and such loans are included in the calculation of delinquency rate by balance.

5  Represents the total number of transactions of loan facilitation during the relevant period.

6  Calculated by dividing the total loan facilitation amount by the number of loans facilitated during the relevant period.

7  Refers to individual investors who made at least one transaction during that period on our platform.

•                      The total loan facilitation of Xiaoying Card Loan was RMB26,011 million, representing an increase of 105.9% from RMB12,634 million in 2017, accounted for 70.5% of the Company’s overall total loan facilitation for fiscal year 2018 compared with 36.7% in 2017.

•                      Total number of loans facilitated was 3,835,163, representing a decrease of 0.4% from 3,851,979 in 2017.

•                      Average loan amount per transaction was RMB9,625, representing an increase of 7.8% from RMB8,930 in 2017.

•                      Number of active individual investors was 266,581, representing an increase of 34.6% from 198,029 in 2017.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are pleased to report our financial and operational results for 2018. Despite a volatile market environment, we facilitated RMB36,913 million in loans in 2018 while generating RMB3,540.6 million in revenue, representing an increase of 98.1% from the prior year.

Since the second half of 2018, the industry has been under strict government oversight with many small and illegal lending platforms gradually being weeded out of the market. We are confident that a well-regulated industry will provide significant future growth opportunities and generate strong borrower demand for our personal finance products. We strongly support the government’s new regulations and believe that they will help us to improve our overall risk controls and management capabilities, identify prime customers, and provide best-in-class personal financing solutions.

Over the past year, we have been diversifying our funding sources and strengthening our cooperation with financial institutions. For example, we partnered with CITIC Trust, Kunlun Bank and China Foreign Economy and Trade Trust Co., Ltd. and are also in discussions with other nationally renowned financial institutions and trusts. Given that the majority of our products are covered by ZhongAn Insurance, financial institutions have been eager to cooperate with us. Looking ahead to 2019, we expect to have a significant portion of our new funding coming from institutional sources.

On the operating side, we made several big improvements over the past few months.

First, we were one of the few P2P platforms to begin sharing credit information with Baihang Credit, which will integrate, save and process data collected from us and multiple other partner companies. This will strengthen our credit assessment system and allow us to quickly and accurately assess the creditworthiness of borrowers, target a broader user base for financial services, and reduce the cost of risk management.

Second, we were thrilled to engage Citic AIBank Corp. (“AIBank”) as our custodian bank to independently manage all borrowers’ and investors’ funds. AIBank is a highly respected institution that has developed cutting-edge technology and algorithms that will further strengthen trust and security in our online lending platform, improve our overall competitiveness, and ensure that we are compliant with the new regulations.

Third, we launched our new revolving credit product, Xiaoying Wallet, after significant investment in its R&D and testing. We believe that this product demonstrates our leading technology capabilities and swift strategic execution, and it should have enormous growth potential to better meet the needs of our customers. We will continue to leverage our technological expertise and understanding of financial products to improve our business performance and achieve sustainable and healthy development.

Overall, we are pleased with the significant progress we have made and strongly believe that we are ideally positioned to continue benefiting from the enormous growth opportunities in China’s personal finance industry. We will continue to invest in our technology to strengthen our risk management capabilities and develop partnerships with corporate and institutional investors to further diversify our funding sources and generate long-term sustainable growth.

Lastly, I am pleased to announce that the Board of Directors has declared a cash dividend of US$0.10 per ADS for full year 2018 as part of our new annual dividend policy. We believe the dividend scheme demonstrates the strong growth potential of our business and future business prospects.”Mr. Simon Cheng, President, said: “We continue to deliver solid growth during difficult macro-economic environment while maintaining healthy credit quality in Q4. We have also made investment in our risk infrastructure and customer acquisition and service capabilities during past quarter which will benefit our future growth.

Adopting fin-tech technologies to promote micro SME lending and consumer lending is clearly stated by Chinese regulator. X Financial’s capability to generate high quality asset from on line micro lending is well recognized and welcomed in retail investment community and institutional investors in China. X Financial is well positioned to work with our partners in this growing area as a leading fin-tech player in China.”

Mr. Kevin Zhang, Chief Financial Officer, added, “We delivered solid results during the fourth quarter and the whole year of 2018. We are happy to see our business begin to recover starting in the fourth quarter following the lows of the third quarter in 2018.

Our total loan facilitation amount, revenue and non-GAAP net income in the fourth quarter increased significantly both quarter-over-quarter and year-over-year. The total loan facilitation amount in the fourth quarter of 2018 was RMB9, 474 million, exceeding our previously announced guidance of RMB8, 000 — RMB8, 500 million, which demonstrates strong market demand and our industry leading position.

Going forward, we will continue to strengthen risk controls across our platform leveraging our strong big data analytics, financial modeling, and credit assessment and fraud detection capabilities, to deliver solid business development and reward our shareholders over the long-term.”

Fourth Quarter 2018 Financial Results

Net revenues in the fourth quarter of 2018 increased by 18.3% to RMB862.9 million (US$125.5 million) from RMB729.2 million in the same period of 2017, primarily due to a change in product mix resulting from a significant increase in the proportion of revenue generated by Xiaoying Card Loan, which carries a higher service fee rate compared with the Company’s other products.

Loan facilitation service fees under the direct model in the fourth quarter of 2018 increased by 31.9% to RMB760.9 million (US$110.7 million) from RMB576.9 million in the same period of 2017, primarily due to a change in product mix and a shift in strategy to focus on loan facilitation services through the direct model following the cessation of the online intermediary model in April 2017 and a portion of the offline intermediary model with funding from financial institutions in February 2018 to comply with recent regulatory requirements.

Loan facilitation service fees under the intermediary model in the fourth quarter of 2018 decreased by 90.9% to RMB5.9 million (US$0.9 million) from RMB65.4 million in the same period of 2017, primarily due to a decrease in the total volume of products offered under the intermediary model as the Company shifted its strategy to focus on loan facilitation services through the direct model.

Post-origination service fees in the fourth quarter of 2018 increased by 189.1% to RMB46.0 million (US$6.7 million) from RMB15.9 million in the same period of 2017, primarily due to a significant increase in transaction volumes of Xiaoying Card Loan in 2018 for loans with weighted average contractual terms of 10~11 months. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the fourth quarter of 2018 decreased by 49.7% to RMB17.1 million (US$2.5 million) from RMB34.0 million in the same period of 2017, primarily due to the termination of a portion of the consolidated trusts administered by unrelated third-party trust companies that were offered to investors through the Company’s consolidated trust business.

Other revenue in the fourth quarter of 2018 decreased by 11.0% to RMB32.9 million (US$4.8 million) from RMB37.0 million in the same period of 2017, primarily due to a decrease in guarantee revenue associated with loans facilitated under the Old ZhongAn model8, which have substantially expired before the end of third quarter of 2018.

Origination and servicing expenses in the fourth quarter of 2018 increased by 27.4% to RMB327.5 million (US$47.6 million) from RMB257.0 million in the same period of 2017, primarily due to an increase in commission fees, and an increase in collection expenses resulting from the increase in loan transactions during the first three quarters of 2018.

General and administrative expenses in the fourth quarter of 2018 increased by 63.3% to RMB69.6 million (US$10.1 million) from RMB42.6 million in the same period of 2017, primarily due to an increase in share-based compensation expenses and professional service fees.

Sales and marketing expenses in the fourth quarter of 2018 increased by 89.6% to RMB52.4 million (US$7.6 million) from RMB27.7 million in the same period of 2017, primarily due to an increase in advertising campaigns aimed at strengthening the Company’s image.

8  Refers to the arrangement with ZhongAn prior to September 2017, under which ZhongAn initially reimbursed the loan principal and interest to the investor upon the borrower’s default, where we at our own discretion compensated ZhongAn for substantially all the loan principal and interest default but have not been subsequently collected.

Provision for contingent guarantee liabilities in the fourth quarter of 2018 was nil, compared with RMB109.1 million in the same period of 2017, primarily because the loans subject to guarantee liabilities have substantially matured and the related guarantee liabilities have been substantially settled before the end of the third quarter of 2018.

Provision for Accounts Receivable and Contract Assets in the fourth quarter of 2018 increased by 103.6% to RMB111.6 million (US$16.2 million) from RMB54.8 million in the same period of 2017, primarily due to the increase in revenue this quarter compared with same period of 2017 and a change in estimated default rates.

Income from operations in the fourth quarter of 2018 increased by 20.9% to RMB287.8 million (US$41.9 million) from RMB238.1 million in the same period of 2017.

Income before income taxes and gain (loss) from equity in affiliates in the fourth quarter of 2018 was RMB235.5 million (US$34.3 million), compared with RMB220.7 million in the same period of 2017.

Income tax benefit in the fourth quarter of 2018 was RMB3.7 million (US$0.5 million), compared with an income tax expense of RMB61.4 million in the same period of 2017. The change was primarily because the corporate income tax rate applicable to three major subsidiaries of the Company was being adjusted down to 15% in 2018 as the Company qualified as a high tech enterprise.

Net income attributable to the Company in the fourth quarter of 2018 was RMB241.9 million (US$35.2 million), compared with RMB158.5 million in the same period of 2017.

Non-GAAP net income in the fourth quarter of 2018 was RMB280.4 million (US$40.8 million), compared with RMB193.3 million in the same period of 2017.

Basic and diluted earnings per ADS in the fourth quarter of 2018 were RMB1.60 (US$0.24) and RMB1.50 (US$0.22), respectively, compared with RMB1.14 and RMB1.06, respectively, in the same period of 2017.

Non-GAAP basic and diluted earnings per ADS in the fourth quarter of 2018 were RMB1.84 (US$0.26) and RMB1.74 (US$0.26), respectively, compared with RMB1.38 and RMB1.30, respectively, in the same period of 2017.

Cash and cash equivalents was RMB860.0million (US$125.1 million) as of December 31, 2018, compared with RMB1,464.2 million as of September 30, 2018.

Fiscal Year 2018 Financial Results

Net revenues in 2018 increased by 98.1% to RMB3,540.6 million (US$515.0 million) from RMB1,786.9 million in 2017, primarily due to a change in product mix resulting from a significant increase in the proportion of the revenue generated by Xiaoying Card Loan, which carries a higher service fee rate compared with the Company’s other products.

Loan facilitation service fees under the direct model in 2018 increased by 140.2% to RMB2,957.6 million (US$430.2 million) from RMB1,231.1 million in 2017, primarily due to a change in product mix and a shift in strategy to focus on loan facilitation services through the direct model.

Loan facilitation service fees under the intermediary model in 2018 decreased by 24.6% to RMB228.3 million (US$33.2 million) from RMB302.6 million in 2017, primarily due to a decrease in the total volume of products offered under the intermediary model as the Company shifts its strategy to focus on loan facilitation services through the direct model.

Post-origination service fees in 2018 increased by 160.8% to RMB131.2 million (US$19.1 million) from RMB50.3 million in 2017, primarily due to the cumulative effect of increased volume of loans facilitated in the past year.

Financing income in 2018 decreased by 41.8% to RMB76.1 million (US$11.1 million) from RMB130.7 million in 2017, primarily due to the termination of a portion of the consolidated trusts administered by unrelated third-party trust companies that were offered to investors through the Company’s consolidated trust business.

Other revenue in 2018 increased by 104.2% to RMB147.4 million (US$21.4 million) from RMB72.2 million in 2017, primarily due to an increase in penalty fees for late or early repayment.

Origination and servicing expenses in 2018 increased by 56.0% to RMB1,186.0 million (US$172.5 million) from RMB760.1 million in 2017, primarily due to an increase in commission fees and collection expenses resulting from the increase in loan transactions during 2018.

General and administrative expenses in 2018 increased by 124.0% to RMB220.0 million (US$32.0 million) from RMB98.2 million in 2017, primarily due to an increase in share-based compensation expenses, professional consulting fees, and higher rental fees associated with the Company’s new offices.

Sales and marketing expenses in 2018 increased by 168.6% to RMB205.7 million (US$29.9 million) from RMB76.6 million in 2017, primarily due to an increase in advertising campaigns aimed at strengthening the Company’s image.

Provision for contingent guarantee liabilities in 2018 increased by 18.5% to RMB216.4 million (US$31.5 million) from RMB182.6 in 2017, primarily due to the challenging operating environment, credit contraction and reduced liquidity for small and middle-size enterprises, and the adverse impact on Xiaoying Preferred Loan by the market condition across the industry during 2018.

Provision for accounts receivable and contract assets in 2018 increased by 136.7% to RMB397.0 million (US$57.7 million) from RMB167.7 million in 2017, primarily due to the significant increase in revenue in 2018 compared with last year.

Income from operations in 2018 increased by 154.2% to RMB1,275.2 million (US$185.5 million) from RMB501.7 million in 2017.

Income before income taxes and gain (loss) from equity in affiliates was RMB1,084.9 million (US$157.8 million) in 2018, compared with RMB478.6 million in 2017.

Income tax expense was RMB209.9 million (US$30.5 million) in 2018, compared with RMB138.2 million in 2017. The increase was primarily due to an increase in taxable income and partially offset by a decrease in corporate income tax rate to 15% for three major subsidiaries of the Company, and a pre-tax deduction for research and development expenses.

Net income attributable to the Company was RMB883.1 million (US$128.4 million) in 2018, compared with RMB340.3 million in 2017.

Non-GAAP net income was RMB1,054.9 million (US$153.4 million) in 2018, compared with RMB413.5 million in 2017.

Basic and diluted earnings per ADS were RMB6.16 (US$0.90) and RMB5.82 (US$0.84), respectively, in 2018, compared with RMB2.60 and RMB2.44 respectively, in 2017.

Non-GAAP basic and diluted earnings per ADS were RMB7.36 (US$1.08) and RMB6.94 (US$1.00), respectively, in 2018, compared with RMB3.18 and RMB2.96, respectively, in 2017.

Cash and cash equivalents was RMB860.0 million (US$125.1 million) as of December 31, 2018, compared with RMB671.4 million as of December 31, 2017.

Business Outlook

X Financial currently expects the total loan facilitation for the first quarter of 2019 to be approximately RMB9,000 million. This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financials’ management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, March 19, 2019 (8:00 PM Beijing Time on Tuesday, March 19, 2019).

Dial-in numbers for the live conference call are as follows:

International:	1-412-902-4272
U.S.:	1-888-346-8982
Mainland China:	4001-201203
Hong Kong:	852-301-84992
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone one hour after the end of the conference call until March 26, 2019 at the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10129237

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income, a non-GAAP measure, as supplemental measure to review and assess our operating performance. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2018.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Ms. Jennifer Zhang

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2017	As of December 31, 2018
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	671,361	860,034	125,087
Restricted cash	12,615	417,673	60,748
Accounts receivable and contract assets, net of allowance for doubtful accounts	1,110,948	1,379,293	200,610
Loans held for sale	768,638	632,717	92,025
Loans at fair value	667,839	33,417	4,860
Prepaid expenses and other current assets	82,100	115,193	16,754
Financial guarantee derivative	—	358,250	52,105
Amount due from related party	—	20,000	2,909
Deferred tax assets, net	296,058	346,648	50,418
Long term investments	54,168	287,223	41,775
Property and equipment, net	21,005	23,215	3,376
Intangible assets, net	1,616	28,400	4,131
Loan receivable from Xiaoying Housing Loans, net	197,596	128,101	18,632
Other non-current assets	3,752	6,806	990
TOTAL ASSETS	3,887,696	4,636,970	674,420

LIABILITIES
Payable to investors at fair value of the Consolidated Trusts	667,081	—	—
Guarantee liabilities	545,169	20,898	3,039
Financial guarantee derivative	53,261	—	—
Short-term borrowings	—	198,000	28,798
Accrued payroll and welfare	77,772	93,464	13,594
Other tax payable	105,948	134,129	19,508
Income tax payable	401,332	358,657	52,164
Deposit payable to channel cooperators	134,262	134,042	19,496
Accrued expenses and other current liabilities	137,330	178,702	25,991
Deferred tax liabilities	—	1,008	148
TOTAL LIABILITIES	2,122,155	1,118,900	162,738

Commitments and Contingencies
Equity:
Common shares (US$0.0001 par value; 1000,000,000 shares authorized, 280,087,342 and 303,614,298 shares issued and outstanding as of December 31, 2017 and December 31, 2018 respectively)	173	190	28
Additional paid-in capital	1,971,702	2,824,223	410,766
Retained earnings (Accumulated deficits)	(242,997)	640,115	93,101
Other comprehensive income	33,450	52,495	7,635
Total X financial shareholders’ equity	1,762,328	3,517,023	511,530
Non-controlling interests	3,213	1,047	152
TOTAL EQUITY	1,765,541	3,518,070	511,682

TOTAL LIABILITIES AND EQUITY	3,887,696	4,636,970	674,420

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended December 31,			Year Ended December 31,
(In thousands, except for share and per share data)	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service-Direct Model	576,947	760,926	110,672	1,231,055	2,957,572	430,161
Loan facilitation service- Intermediary Model	65,424	5,925	862	302,614	228,272	33,201
Post origination service	15,908	45,996	6,690	50,327	131,243	19,089
Financing income	33,996	17,105	2,488	130,740	76,104	11,069
Other revenue	36,966	32,902	4,785	72,199	147,409	21,440
Total net revenue	729,241	862,854	125,497	1,786,935	3,540,600	514,960

Operating costs and expenses:
Origination and servicing	256,974	327,482	47,630	760,143	1,185,937	172,487
General and administrative	42,630	69,635	10,128	98,236	220,024	32,001
Sales and marketing	27,666	52,445	7,628	76,584	205,726	29,922
Provision for contingent guarantee liabilities	109,087	—	—	182,579	216,364	31,469
Provision for accounts receivable and contract assets	54,788	111,559	16,226	167,700	396,996	57,741
Provision for loan receivable from Xiaoying Housing Loans	—	13,899	2,022	—	40,348	5,868
Total operating costs and expenses	491,145	575,020	83,634	1,285,242	2,265,395	329,488

Income from operation	238,096	287,834	41,863	501,693	1,275,205	185,472
Interest income	1,779	221	32	3,633	4,225	615
Foreign exchange gain (loss)	(94)	(19)	(3)	(479)	10	1
Gain on disposal of investment	—	—	—	1,500	—	—
Change in fair value of financial guarantee derivative	(15,423)	(51,391)	(7,475)	(18,111)	(200,971)	(29,230)
Fair value adjustments related to Consolidated Trusts	(3,385)	1,475	215	(9,751)	12,359	1,798
Fair value adjustments related to Loans held for sale	—	(3,416)	(497)	—	(3,416)	(497)
Other income (expense), net	(227)	828	120	90	(2,489)	(362)

Income before income taxes and gain (loss) from equity in affiliates	220,746	235,532	34,255	478,575	1,084,923	157,797

Income tax expense (benefit)	61,394	(3,719)	(541)	138,248	209,921	30,532
Gain (loss) from equity in affiliates	(599)	2,665	388	(832)	8,055	1,172
Net income	158,753	241,916	35,184	339,495	883,057	128,437
Less: net gain (loss) attributable to non-controlling interests	292	—	—	(780)	(55)	(8)
Net income attributable to X Financial	158,461	241,916	35,184	340,275	883,112	128,445

Net income	158,753	241,916	35,184	339,495	883,057	128,437
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(6,174)	(3,616)	(526)	(24,464)	19,045	2,770
Comprehensive income	152,579	238,300	34,658	315,031	902,102	131,207
Less: comprehensive gain (loss) attributable to non controlling interests	292	—	—	(780)	(55)	(8)
Comprehensive income attributable to X Financial	152,287	238,300	34,658	315,811	902,157	131,215

Net income per share—basic	0.57	0.80	0.12	1.30	3.08	0.45
Weighted average number of ordinary shares outstanding—basic	280,087,342	303,249,156	303,249,156	261,219,657	286,588,402	286,588,402
Net income per share—diluted	0.53	0.75	0.11	1.22	2.91	0.42
Weighted average number of ordinary shares outstanding—diluted	298,578,489	320,645,039	320,645,039	279,710,804	303,984,284	303,984,284

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
(In thousands, except for share and per share data)	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Reconciliation of Adjusted Net Income to Net Income
Net income	158,753	241,916	35,184	339,495	883,057	128,437
Add: Share-based compensation expenses (net of tax of nil)	34,558	38,529	5,604	74,010	171,836	24,993
Adjusted net income (Non-GAAP)	193,311	280,445	40,788	413,505	1,054,893	153,430